SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-52751

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fairport Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FSB Community Bankshares, Inc.
45 South Main Street
Fairport, New York 14450

SUMMARY ANNUAL REPORT

This is a summary of the annual report for FAIRPORT SAVINGS BANK 401(K) SAVINGS PLAN EIN 16 0427685, for January 1, 2009 through December 31, 2009.  The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINACIAL STATEMENT

Benefits under the plan are provided by a combination of funding arrangements.  Plan expenses were $120,331.  These expenses included $0 in administrative expenses and $107,113 in benefits paid to participants and beneficiaries and $13,218 in other expenses.  A total of 46 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,184,843 as of December 31, 2009, compared to $1,687,243 as of January 1, 2009.  During the plan year, the plan experienced an increase in its net assets of $497,600.  This increase includes unrealized appreciation or depreciation in assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year.  The plan had total income of $617,931, including employer contributions of $165,623, employee contributions of $91,740, gains of $0, from the sales of assets, and earnings from investments of $360,568.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request.  The items listed below are included in that report:

•	Financial information
•	Insurance information including sales commissions paid by insurance carriers
•	Information regarding any common or collective trusts, pooled separate accounts; master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call

FAIRPORT SAVINGS BANK
45 SOUTH MAIN ST.
FAIRPORT, NY 14450-2133 (585) 377-8970
The charge to cover copying costs will be $1.00 for the full annual report, or $.10 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both.  If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.  The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan
45 SOUTH MAIN ST.
FAIRPORT, NY 14450-2133
and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.  Requests to the Department should be addressed to:
Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRPORT SAVINGS BANK 401(k) SAVINGS PLAN
Date: June 25, 2010	By: /s/ Kevin D. Maroney
Name: Kevin D. Maroney
Title: Executive Vice President and Chief Financial Officer
Fairport Savings Bank